20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 532 2688, 522 3112
Telex: HX 75370
Fax: 810 4108, 868 5230, 877 2487

02 FEB -5 AM 8:51

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)


02002889

Our Ref: GSD/TCHL/4093
13th December, 2001
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED



Ivy Y.H. Tam
Secretary



Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 13th December, 2001
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2001 - 2002 Interim Results

Date : 13th December, 2001

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

NOTICES

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

INTERIM REPORT OF 2001-2002

I am pleased to report the unaudited results of the Group for the six months ended 30th September, 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September, 2001

	Note	(Unaudited) Six Months Ended 30/9/2001 HK$ Million	30/9/2000 HK$ Million
Turnover	2	216.9	151.1
Cost of property sales		(159.5)	(88.5)
Property expenses		(17.5)	(18.9)
Gross profit		39.9	43.7
Administrative expenses		(22.2)	(21.3)
Provision for diminution in value of investment securities		(7.0)	–
Operating profit		10.7	22.4
Finance costs		(9.9)	(6.3)
Share of profits of associated companies		43.5	33.9
Profit before taxation		44.3	50.0
Taxation	3	(7.1)	(8.2)
Profit attributable to shareholders		37.2	41.8
Dividends			
Interim, proposed, of 2 cents (2000: 2 cents) per ordinary share		12.4	12.4
Earnings per share	4	6.02¢	6.77¢

CONSOLIDATED BALANCE SHEET
As at 30th September, 2001

	Note	(Unaudited) 30/9/2001 HK$ Million	(Audited) 31/3/2001 HK$ Million
Fixed assets		178.5	178.5
Associated companies		1,364.0	1,369.2
Investment securities		46.8	39.2
Mortgage loans receivable		18.1	–
Current assets			
Properties for sale		3,166.7	3,330.0
Properties under development		31.3	30.8
Debtors, deposits and prepayments	5	18.9	48.7
Bank balances and cash		68.8	75.7
		3,285.7	3,485.2
Current liabilities			
Creditors, deposits and accruals	6	71.1	76.1
Bank loans – secured		129.0	405.9
Bank loans – unsecured		55.0	60.0
Current portion of long term liabilities		4.0	–
Taxation		3.9	3.2

(b) By geographical area:	Turnover Six Months Ended 30/9/2001 HK$ Million	30/9/2000 HK$ Million	Operating results Six Months Ended 30/9/2001 HK$ Million	30/9/2000 HK$ Million
Hong Kong	216.7	139.3	46.8	51.0
United States of America	0.2	11.8	(2.5)	(1.0)
	216.9	151.1	44.3	50.0

3. **TAXATION**
Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2001 HK$ Million	30/9/2000 HK$ Million
Company and subsidiaries:		
Hong Kong profits tax	0.8	2.5
Associated companies:		
Hong Kong profits tax	6.3	5.7
	7.1	8.2

4. **EARNINGS PER SHARE**
The calculation of earnings per share is based on the profit attributable to shareholders of HK$37.2 million (2000: HK$41.8 million) and ordinary shares in issue of 617,531,425 (2000: 617,531,425).

5. **DEBTORS, DEPOSITS AND PREPAYMENTS**
Ageing analysis

	30/9/2001 HK$ Million	31/3/2001 HK$ Million
0-3 months	9.0	34.2
Over 3 months	–	–
	9.0	34.2
Deposits and prepayments	9.9	14.5
	18.9	48.7

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers.

6. **CREDITORS, DEPOSITS AND ACCRUALS**
Ageing analysis

	30/9/2001 HK$ Million	31/3/2001 HK$ Million
0-3 months	0.3	0.9
Over 3 months	1.2	1.7
	1.5	2.6
Deposits and accruals	69.6	73.5
	71.1	76.1

INTERIM DIVIDEND
The Directors declared an interim dividend of 2 cents per share, same as last year. The said interim dividend is payable on 22nd February, 2002.

REGISTER OF MEMBERS
The Register of Members will be closed from 7th January, 2002 to 11th January, 2002, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 4th January, 2002 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

	Note		
Associated companies		1,364.0	1,369.2
Investment securities		46.8	39.2
Mortgage loans receivable		18.1	–
Current assets			
Properties for sale		3,166.7	3,330.0
Properties under development		31.3	30.8
Debtors, deposits and prepayments	5	18.9	48.7
Bank balances and cash		68.8	75.7
		3,285.7	3,485.2
Current liabilities			
Creditors, deposits and accruals	6	71.1	76.1
Bank loans – secured		129.0	405.9
Bank loans – unsecured		55.0	60.0
Current portion of long term liabilities		4.0	–
Taxation		3.9	3.2
		263.0	545.2
Net current assets		3,022.7	2,940.0
Employment of funds		4,630.1	4,526.9
Financed by:			
Share capital		61.7	61.7
Retained profit		2,915.9	2,891.1
Other reserves		1,574.1	1,574.1
Proposed dividend		12.4	–
Shareholders' funds		4,564.1	4,526.9
Long term liabilities		66.0	–
Funds employed		4,630.1	4,526.9

Notes:

1. **ACCOUNTING POLICIES**

These unaudited consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March, 2001 except that the group has adopted new SSAPs which became effective for the current accounting period:

(a) *SSAP No. 9: Events after the balance sheet date*
In accordance with SSAP No. 9, the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has no impact on the interim accounts for the period ended 30th September, 2001.

(b) *SSAP No. 30: Business combinations*
Previously goodwill arising on the acquisition of subsidiaries was written off to reserves in the year of acquisition. Under SSAP No. 30, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment of the goodwill will be recognised as an expense in the profit and loss account immediately.

The group has adopted SSAP No. 30 retroactively by transferring all the goodwill previously written off against reserves of HK$2.5 million from other reserves to retained profit as at 1st April, 2000, as all these goodwill amounts would have been fully amortised had they been capitalised and amortised over 20 years. Accordingly, there is no impact to the group's profit and loss accounts for the period ended 30th September, 2001 and for the year ended 31st March, 2001 as a result of the adoption of this new SSAP.

2. **TURNOVER**

The group is principally engaged in property investment and development; investment holding and property management.

An analysis of the Group's turnover and contribution to operating results by principal activity and geographical area is as follows:

	Turnover Six Months Ended		Operating results Six Months Ended	
	30/9/2001 HK$ Million	30/9/2000 HK$ Million	30/9/2001 HK$ Million	30/9/2000 HK$ Million
(a) By principal activity:				
Property development	169.8	113.3	(23.3)	(10.1)
Property rental	42.3	32.1	35.7	26.1
Investment and finance	0.4	0.8	(8.0)	0.2
Others	4.4	4.9	(3.6)	(0.1)
	216.9	151.1	0.8	16.1
Associated companies			43.5	33.9
			44.3	50.0

	30/9/2001 HK$ Million	31/3/2001 HK$ Million
0-3 months	0.3	0.9
Over 3 months	1.2	1.7
	1.5	2.6
Deposits and accruals	69.6	73.5
	71.1	76.1

INTERIM DIVIDEND

The Directors declared an interim dividend of 2 cents per share, same as last year. The said interim dividend is payable on 22nd February, 2002.

REGISTER OF MEMBERS

The Register of Members will be closed from 7th January, 2002 to 11th January, 2002, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 4th January, 2002 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September, 2001 amounted to HK$37.2 million as compared with HK$41.8 million for the same period in 2000.

Property Development

Construction of Talega Business Park in California will begin shortly.

In view of the current resurgence of interest in residential properties, your Group is marketing the small number of remaining units in Nerine Cove and Parkview Court.

Hotel

Sheraton-Hong Kong Hotel, in which your Group has a 35% interest, has performed better than expected. Even though there was a drop in arrivals from the U.S. after the September 11 terrorist attacks, there was growth from Asian countries.

High-Tech Investments

Your Group has made new commitments to invest US$4 million in U.S. venture capital funds which will invest over the next four to five years mainly in communication technologies and biotechnologies.

Prospects

Hong Kong is currently experiencing economic difficulties, with negative growth and deflation. It is not expected that there would be improvements at least until the second half of next year.

Your Group with its strong financial position will take advantage of the opportunities presented during the current economic downturn over the next twelve months.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September, 2001, the Group's borrowings net of cash was HK$185.2 million as compared with HK$390.2 million at 31st March, 2001. 74.0% of the Group's borrowings were payable within one year and 26.0% were payable between two to five years. The Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September, 2001, amounted to HK$146.0 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 5.6% at 30th September, 2001, compared to 10.3% at 31st March, 2001.

EMPLOYEES

The group, excluding associated companies, employs a total of 251 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.5 million for the period ended 30th September, 2001. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 13th December, 2001